भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 14-07-2008
Ref. No.: CO/S&B/SKT/2008/ 2059

INFORMATION SUBMITTED UNDER RULE 14g3-2(b)

Dear Sir,

FILE NO. 82-4524

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 35
SHAREHOLDING PATTERN AS ON 30th JUNE 2008

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/2044 dated 14-07-2008 addressed to Bombay Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
Encl. : a/a.

SUPPL

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 14-07-2008
Ref. No.: CO/S&B/SKT/2008/2044

FILE NO. 32.4524

Dear Sir,

LISTING AGREEMENT : CLAUSE 35
SHAREHOLDING PATTERN AS ON 30th JUNE 2008

In terms of Clause 35 of the Listing Agreement, we enclose a copy of shareholding pattern of the Bank as on the 30th June 2008. We also enclose a soft copy of the same and it is being emailed as well.

Yours faithfully,

General Manager
Encl. as above

K/A: Shri. S.K Tewari

FILE NO. 82.1524

Statement Showing Shareholding Pattern

	Name of the Company :		STATE BANK OF INDIA EQUITY			
	Scrip Code :	SE		As of	30-Jun-08	
(A)	Shareholding of Promoter and Promoter Group[2]					
1	Indian					
(a)	Individuals/ Hindu Undivided Family	0	0	0	0.0000	0.0000
(b)	Central Government/ State Government(s)	1	377207200	377207200	63.5223	59.4139
(c)	Bodies Corporate	0	0	0	0.0000	0.0000
(d)	Financial Institutions/ Banks	0	0	0	0.0000	0.0000
(e)	Any Others(Specify)	0	0	0	0.0000	0.0000
					0.0000	0.0000
	Sub Total(A)(1)	1	377207200	377207200	63.5223	59.4139
2	Foreign					
a	Individuals (Non-Residents Individuals/ Foreign Individuals)	0	0	0	0.0000	0.0000
b	Bodies Corporate	0	0	0	0.0000	0.0000
c	Institutions	0	0	0	0.0000	0.0000
d	Any Others(Specify)	0	0	0	0.0000	0.0000
d-i						
d-ii						
	Sub Total(A)(2)	0	0	0	0.0000	0.0000
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	1	377207200	377207200	63.5223	59.4139
(B)	Public shareholding					
1	Institutions					
(a)	Mutual Funds/ UTI	217	23596052	23567072	3.9736	3.7166
(b)	Financial Institutions/ Banks	100	15376712	15363272	2.5895	2.4220
(c)	Central Government/ State Government(s)	2	122078	120	0.0206	0.0192
(d)	Venture Capital Funds	0	0	0	0.0000	0.0000
(e)	Insurance Companies	13	34242753	34241503	5.7665	5.3936
(f)	Foreign Institutional Investors	295	80420603	80315628	13.5430	12.6671
(g)	Foreign Venture Capital Investors	0	0	0	0.0000	0.0000
(h)	Any Other (specify)	0	0	0	0.0000	0.0000
(h-i)						
(h-ii)						
	Sub-Total (B)(1)	627	153758193	153487595	25.8931	24.2185
B 2	Non-institutions					
(a)	Bodies Corporate	4726	20100641	20006009	3.3850	3.1661
(b)	Individuals					
I	Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	728702	38424606	24212827	6.4708	6.0523
II	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	30	2978693	2905008	0.5016	0.4692
(c)	Any Other (specify)	0	0	0	0.0000	
(c-i)	Non-Residents Indian	2642	304949	281159	0.0514	0.0480
(c-ii)	Trust	158	247949	215209	0.0418	0.0391
(c-iii)	OCB	4	1060	660	0.0002	0.0002
(c-iv)	Forign National	2	225	225	0.0000	0.0000
(c-v)	Foreign Body Corporates	1	29073	29073	0.0049	0.0046
(c-vi)	Clearing Member.	351	765854	765854	0.1290	0.1206
	Sub-Total (B)(2)	736642	62853057	48476024	10.5846	9.9000
(B)	Total Public Shareholding (B) (B)(1)+(B)(2)	737269	216611250	201963619	36.4777	34.1184
	TOTAL (A)+(B)	737270	593818450	579170819	100.0000	93.5324
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	41061772	41061772	XX	6.4676
	GRAND TOTAL (A)+(B)+(C)	737271	634880222	620232591	XX	100.0000

DFS LTD MUMBAI

(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	41061772	41061772	XX	6.4676
	GRAND TOTAL (A)+(B)+(C)	737271	634880222	620132591	XX	100.0000
[redacted]						

LE NO. 82.4524

(I)(b) **Statement showing Shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Share holding pattern Statement at para (I)(a) above}
1	PRESIDENT OF INDIA	377207200	59.414
2			0.000
3			0.000
4			0.000
5			0.000
6			0.000
7			0.000
8			0.000
9			0.000
10			0.000
11			0.000
TOTAL		377207200	59.414

FILE NO. 82-4524

(II)(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a)
1	The Bank of New York	GDR	41061772	6.468
2				0.000
3				0.000
4				0.000
5				0.000
6				0.000
7				0.000
8				0.000
9				0.000
				0.000
TOTAL			41061772	6.468

(II)(a) Statement showing details of Depository Receipts (DRs)

Sr. No.	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	GDR	20530886	41061772	6.468
2				0.000
3				0.000
4				0.000
5				0.000
6				0.000
7				0.000
8				0.000
9				0.000
TOTAL		**20530886**	**41061772**	**6.468**

(I)(d) **Statement showing details of lock in shares**

Sr. No.	Name of the shareholder	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in share holding pattern Statement at para (I)(a) above}
1	N / A		0.00
2			0.00
3			0.00
4			0.00
5			0.00
6			0.00
7			0.00
8			0.00
9			0.00
			0.00
			0.00
TOTAL		0	0.00

DFS LTD MUMBAI

(I)(c) Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Share holding pattern statement at para (I)(a) above}
1	LIFE INSURANCE CORPORATION OF INDIA	27407814	4.317
2	CLSA (MAURITIUS) LTD	16169324	2.547
3	ORIENT GLOBAL TAMARIND (MAURITIUS) LIMITED	10333820	1.628
4	TCI CYPRUS HOLDING LIMITED	9038275	1.424
5	EUROPACIFIC GROWTH FUND	7825234	1.233
6			0.000
7			0.000
8			0.000
9			0.000
10			0.000
TOTAL		70774467	11.148

D.F.S. LTD. MUMBAI

STATE BANK OF INDIA				
"Public" and holding more than 1% of the total number of shares				
SR.NO.		PARTICULARS	SHARES	% TO EQUITY
1	NAME	LIFE INSURANCE CORPORATION OF INDIA	27407814	4.317
	ADDRESS	INVESTMENT DEPARTMENT		
		6TH FLOOR WEST WING CENTRAL OFFICE		
		YOGAKSHEMA JEEVAN BIMA MARG		
		MUMBAI		
		PIN - 400021		
2	NAME	CLSA (MAURITIUS) LIMITED	16169324	2.547
	ADDRESS	CITIBANK N A CUSTODY SERVICES		
		77 RAMNORD HOUSE		
		DR A B ROAD WORLI		
		MUMBAI		
		PIN - 400018		
3	NAME	ORIENT GLOBAL TAMARIND (MAURITIUS) LTD	10333820	1.628
	ADDRESS	DEUTSCHE BANK		
		DOMESTIC CUSTODY SERVICES		
		HAZARIMAL SOMANI MARG FORT		
		POST BOX - 1142		
		MUMBAI		
		PIN - 400001		
4	NAME	TCI CYPRUS HOLDING LIMITED	9038275	1.424
	ADDRESS	C/O STANDARD CHARTERED BANK		
		SECURITIES SEFVICES		
		23-25 M G ROAD		
		MUMBAI		
		PIN - 400001		
5	NAME	EUROPACIFIC GROWTH FUND	7825234	1.233
	ADDRESS	HSBC SECURITIES SERVIECS		
		2ND FLOOR SHIV PLOT NO 139-140 B		
		SESTERN EXPRESS HIGHWAY		
		SAHAR ROAD JUNCT, VILE PARLE-E		
		MUMBAI		
		PIN - 400057		

FS LTD MUMBAI

END